UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

The Board of Directors of the Company at their meeting held today, have considered and approved the Unaudited Standalone and Consolidated Financial Results of the Company for the Second Quarter and Half Year ended September 30, 2016.

In this regard, please find enclosed herewith the following:

1.	the Unaudited Standalone and Consolidated Financial Results as Exhibit 99.1

2.	Limited Review Report for the Unaudited Standalone and Consolidated Financial Results for the Second Quarter and Half Year ended September 30, 2016 from our Statutory Auditors M/s S. R. Batliboi & Co., LLP Chartered Accountants 99.2

3.	Press Release for the Second Quarter and Half Year ended September 30, 2016 as Exhibit 99.3

Further we wish to inform as under:

Forward looking statement :

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated August 14, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Ex-99.1 Unaudited Standalone and Consolidated Financial Results

Ex-99.2 Limited Review Report for the Unaudited Standalone and Consolidated Financial Results for the Second Quarter and Half Year ended September 30, 2016 from our Statutory Auditors M/s S. R. Batliboi & Co., LLP Chartered Accountants

Ex-99.3 Press Release for the Second Quarter and Half Year ended September 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2016

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G.R. Arun Kumar
Title:	Chief Financial Officer